AMR RESEARCH, INC.
                                TWO OLIVER STREET
                                BOSTON, MA 02110


                                                     January 8, 2002


VIA EDGAR AND COURIER

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0309
Washington, DC  20549

         Re:      AMR Research, Inc.
                  Registration Statement on Form S-1 originally filed September 22, 2000
                  File No. 333-46446 (the "Registration Statement")
                  -------------------------------------------------

Dear Mr. Riedler:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby make application to withdraw the above-referenced Registration Statement. The grounds upon which this application is made are the existence of adverse market conditions with respect to the offering contemplated by the Registration Statement. To our knowledge, no offers or sales were made under the Registration Statement.

         If you should have any questions about this letter, please call the undersigned at (617) 574-5125 or Anthony J. Medaglia of Hutchins, Wheeler & Dittmar at (617) 951-6633.

                                                     Sincerely,

                                                     /s/ Anthony J. Friscia

                                                     Anthony J. Friscia
                                                     President

cc:      Anthony J. Medaglia, Jr., P.C.
         Martin Carmichael, III, P.C.

SXC/dxc